Continuation Agreement- Mid East

Dated:

This Continuation Agreement is by and between Indigo-Energy, Inc. (IDGG) and Mid East Oil Company (MEO), together referred to as the “Parties”.

The Parties agree that by exchange of checks as identified in the attached Exhibit A represent payment in full of all of the obligations to each under the terms of the Drilling and Operating Agreement (DOA) of July 2006, for all drilling revenues from any products sold or pending sale through September 2008, and

That all of the terms of that DOA shall be cured of any and all defaults and all of the original terms and conditions of the DOA shall apply, including any modifications, and

That the wells identified as Harris #2, McCune #2, Dominick #1, Caddick #3, and Medsger #1 (Wells) are free of any additional encumbrance, additional assignments or working interests, royalty interests, impairment, lien or hindrance, DEP default or claim, or any other governmental agency filing, claim, or action not disclosed in the original DOA, and

That although past performance cannot be a predictor of future performance, that MEO has no knowledge or reason to believe that the Wells will not continue to perform into the foreseeable future at the same approximate volume that they now produce, and

That MEO will continue to tend the Wells in a responsible manner as price as detailed in the DOA, and

That MEO acknowledges that IDGG has a seventy-five (75%) Working Interest and a sixty and fifteen sixteenths (60.9375%) Net Royalty Interest in the Wells, and that MEO will continue to make monthly payments to IDGG at the address below within 10 days of receipt of funds from the product (oil/gas) purchaser commencing with the October 2008 production, and

That IDGG reserves the right of audit, upon reasonable notice, on a quarterly basis or more frequent should audit requirements dictate, and

That MEO will make and appropriately record an assignment of the Wells for the benefit of IDGG not later than January 30, 2009.

Mid East Oil Company
Title

Indigo Energy, Inc.
701 N. Green Valley Pkwy	Stanley L. Teeple, CFO
Suite 200
Henderson, NV 89074